VIA EDGAR

May 13, 2016

Jennifer Monick Assistant Chief Accountant Office of Real Estate & Commodities United States Securities & Exchange Commission 100 F Street, NE Washington, DC 20549-6010	Howard Efron Staff Accountant Division of Corporation Finance United States Securities & Exchange Commission 100 F Street, NE Washington, DC 20549-6010

Re:	Welltower Inc.

Form 10-K for the fiscal year ended December 31, 2015

Filed February 18, 2016

File No. 1-08923

Dear Ms. Monick and Mr. Efron:

The purpose of this letter is to respond to the comments raised in your letter addressed to Welltower Inc. (the “Company”) dated May 3, 2016. Our response to each comment is set forth below and, as indicated below, a disclosure will be included in future periodic filings, amendments and updates thereto or future proxy statements, as the case may be.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 65 to 66

1.	In arriving at Funds from operations, you start with Net income attributable to common stockholders. As a result, it appears Funds from operations is actually Funds from operations attributable to common stockholders instead of all equity stockholders. In future periodic filings please re-title “FFO” to the more appropriate “FFO attributable to common stockholders”.

RESPONSE:

In future periodic reports beginning with the three months ended June 30, 2016, we will re-title “FFO” to “FFO attributable to common stockholders”.

May 13, 2016

Notes to Consolidated Financial Statements

2. Accounting Policies and Related Matters

Investment in Unconsolidated Entities, page 80

2.	Please tell us your basis in U.S. GAAP for recording your investments in unconsolidated entities based on estimated fair value of the assets prior to sale of interests in the entity.

RESPONSE:

In accordance with ASC 323-10-30-2 we measure our investment in an unconsolidated investee initially at cost including transaction costs as indicated in ASC 805-50-30. The disclosure referred to above reflects our policy to recognize a retained investment in an entity as a result of a deconsolidation transaction at fair value in accordance with ASC 323-10-30-2 and ASC 810-10-40-3A through 40-5. We have entered into no such transactions during the periods presented in the Form 10-K filed February 18, 2016. In future periodic reports beginning with the year ended December 31, 2016, we will revise our policy disclosure to state the following: “The initial carrying value of investments in unconsolidated entities is based on the amount paid to purchase the entity interest inclusive of transaction costs.”

7. Investments in Unconsolidated Entities, page 89

3.	Please clarify for us why appreciation of the underlying properties and transaction costs will result in a basis difference of your joint venture investments. Within your response please reference the authoritative accounting literature management relied upon.

RESPONSE:

In accordance with ASC 323-10-30-2 we measure our investment in an unconsolidated investee initially at cost including transaction costs as indicated in ASC 805-50-30. We believe that such cost is reflective of the fair value of our share of the underlying net assets which typically consist of properties. Accordingly, a basis difference is created between the amount for which we purchase our interest in the entity and the historical carrying value of the net assets of the underlying entity. In accordance with ASC 323-10-35-13, a difference between the cost of an investment and the amount of the underlying equity in net assets of an investee shall be accounted for as if the investee were a consolidated subsidiary. In accordance with ASC 323-10-35-13, this excess is allocated to real property owned and depreciated over the estimated useful life of the property. Similarly because transaction costs are included in our initial investment but not in the underlying net assets of the entity a similar basis difference is created.

May 13, 2016

16. Disclosure about Fair Value of Financial Instruments

Items Measured at Fair Value on a Recurring Basis, page 99

4.	We note your disclosure of the $58 million gain related to your option to acquire an ownership interest in Genesis Healthcare. Please tell us how you calculate this gain upon the merger event in February 2015 between Genesis Healthcare and Skilled Healthcare Group. Additionally, tell us when your option to acquire an ownership in Genesis Healthcare was net settled and what was received in such settlement. Further, please tell us how you accounted for this derivative asset prior to February 2015; in this regard, please address how you valued this derivative asset and where you recorded it. Within your response, please reference the authoritative accounting literature management relied upon.

RESPONSE:

In conjunction with the transaction with Genesis HealthCare Corporation on April 1, 2011, FC-GEN Operations Investment, LLC (“Genesis”) was spun off prior to the transaction, and we received an option to purchase up to a 9.9% equity interest in Genesis (“Option”) exercisable anytime from the second anniversary of the effective date (April 1, 2011) through April 1, 2026 and upon the occurrence of certain events. The Option was able to be exercised in whole with an option price of $47,000,000. We analyzed the Option received at the time noting that the underlying shares were not readily convertible to cash and the circumstances which could have allowed for net share settlement were contingent upon future events and not within our control. Until February 2, 2015 the only manner in which we could have settled the Option was through a physical settlement of cash in exchange for shares. Based on a review of qualitative and quantitative factors (including a third party valuation of Genesis), we concluded that there was no value to the Option.

On February 2, 2015 Genesis closed on a transaction to merge with Skilled Healthcare Group (“Skilled”) and through the merger Genesis became a publicly traded company on the NYSE. At this time the Option was marked to fair value through the income statement in accordance with ASC 815-10-35-2. Note that we exercised our option simultaneous with the closing of the Genesis and Skilled merger by net settling the Option position which resulted in us receiving 6,564,576 shares of Genesis stock. Note that this amount is net of 4,446,479 shares which represented the revised Option price of $39,575,000 (the Option price was reduced from $47,000,000 to $39,575,000 as a result of transaction entered into by Genesis in which they used assets of the company to buyout an equity holder). The net number of shares received was based on the 10 day average Skilled stock price of $8.90030 and the same price was used to determine the value of the net 6,564,576 shares received resulting in a mark to market adjustment on the derivative of $58,427,000.

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May 13, 2016

In connection with responding to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you will find the foregoing responsive to your comments. If you have any questions regarding any of the above, please do not hesitate to call Paul D. Nungester, Senior Vice President and Controller of the Company, or the undersigned, Scott A. Estes, at 419-247-2800. Thank you very much.

Very truly yours,
Welltower Inc.

By:	/s/ Scott A. Estes
Scott A. Estes
Its:	Executive Vice President and
Chief Financial Officer

cc:	Paul D. Nungester, Jr., Senior Vice President & Controller, Welltower Inc.

Matthew McQueen, Senior Vice President – Legal, Welltower Inc.

Mary Ellen Pisanelli, Esq. Shumaker, Loop & Kendrick, LLP